                                                     Filed by autobytel.com inc.
                                                     Pursuant to Rule 425 under
                                                     the Securities Act of
                                                     1933 and deemed
                                                     filed pursuant to
                                                     Rule 14a-12 of the
                                                     Securities Exchange Act of
                                                     1934

                                              Subject Company: Autoweb.com, Inc.
                                              Commission File No. 000-25577
                                                                  ---------

April 11, 2001

Dear Valued Partner,

Enclosed is a press release that was issued today announcing an agreement by which Autobytel.com will acquire Autoweb.

We wanted to communicate with you immediately as you represent, along with our shareholders, our most valuable stakeholders.

Upon completion of the transaction, we will change our name to Autobytel, Inc., reflecting our ownership of Autobytel.com, Autoweb.com, CarSmart.com, Autosite.com - the Boston-based automotive information company--and DealerSites, our website development company for dealers.

We are very excited about this agreement and strongly believe that as we continue to expand our leadership in online automotive commerce, all of our partners will benefit from the combined strengths of our five distinct brands.

Upon completion of this acquisition, we anticipate many opportunities to better serve you. For example, we believe that our acquisition of AutoWeb's AIC, a company that, for nearly 20 years, has been providing accurate, timely and comprehensive information to the automotive industry -- as well as to consumers through AutoSite.com -- presents many interesting opportunities for our DealerSites dealers to offer customers access to some of the industry's most respected information.

We remain solidly committed to you and dedicated to providing value-added dealer products and services that will further enhance your bottom line. In fact, as announced at NADA 2001, we anticipate spending substantial capital in dealer development and marketing programs in 2001 to drive more customers to your stores and to deliver to you the management and training systems designed to turn those customers into profits for you.

We will be keeping you up to date as the transaction progresses.

Please do not hesitate to contact us if you have any questions regarding this announcement.

Yours in car-selling,

/s/ MARK LORIMER
-----------------------
    Mark Lorimer
    President and CEO
    Autobytel.com